July 24, 2025

Ron Levy
CEO, COO & Secretary
The Crypto Company
23823 Malibu Road #50477
Malibu, CA 90265

       Re: The Crypto Company
           Item 4.02 Form 8-K & Form 8-K/A filed June 9, 2025 and July 8, 2025, respectively
           File No. 000-55726
Dear Ron Levy:

       We have reviewed your July 23, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 9,
2025 letter.

Form 8-K/A filed on July 8, 2025
General

1. Based on the proposed revised disclosures provided in your prior response to comment 1, the correction of errors related to revenue recognition appear to be material to the quarterly periods within fiscal 2023. Please tell if you considered whether the financial statements in the Forms 10-Q filed during fiscal 2023 should no longer be relied upon and revise your Item 2.02 Form 8-K disclosures, as necessary.
 July 24, 2025
Page 2

       Please contact Kathleen Collins at (202) 551-3499 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology